Exhibit 10.1

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) effective as of December 2, 2015 (“Effective Date”) is by and between Sun BioPharma, Inc., a Utah corporation (“Sun BioPharma” or the “Company”) and Michael T. Cullen (“Employee”), collectively referred to herein as the (“Parties”).

WITNESSETH

WHEREAS, Employee has been performing services for the Company as its Executive Chairman without a written employment agreement since on or about September 4, 2015 and for the Company’s subsidiaries as their Executive Chairman without a written employment agreement since on or about July 15, 2015;

WHEREAS, the Company and Employee desire to formalize the employment relationship between the Parties by entering into this Agreement;

WHEREAS, the Company’s Compensation Committee (the “Committee”) has approved this Agreement; and

WHEREAS, Employee has determined that it is in the best interests of Employee to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises, the promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, it is hereby agreed as follows:

1.	EMPLOYMENT.

(a)     Position. The Company has employed Employee in the position of Executive Chairman since September 4, 2015, and Employee hereby accepts such employment and continued employment. The Company also agrees that Employee shall have a seat on the Board while he is employed with the Company and Employee agrees to serve on the Board commencing on or before the Effective Date. Employee shall also serve as Executive Chairman and as a Member of the Board of Directors of the Company’s Australian subsidiary as well as Sun BioPharma Research, Inc.

(b)     Employment Period. Employee’s employment hereunder commenced on September 4, 2015 and shall continue until terminated in accordance with Section 4 hereof (the “Employment Period”). The Company agrees to continue Employee in its employ as Executive Chairman during the Employment Period, subject to termination of such employment pursuant to the terms of this Agreement.

2.	EMPLOYMENT DUTIES.

(a)     Duties. Employee shall have such duties as are customarily performed and exercised by the Executive Chairman of a company with subsidiary operations, subject to the supervision of the Board, together with such additional duties as are reasonably assigned by the Board. During the Employment Period, (i) Employee’s services shall be performed in metropolitan Minneapolis and/or St. Paul and/or Sanibel, Florida subject to reasonable business travel and based upon the needs of the Company, (ii) Employee shall make his primary personal residence within Sanibel, Florida, and (iii) subject to applicable law and regulation, including the Board’s compliance with its fiduciary duties, Employee shall be appointed to serve on or nominated for election to the Board on or before the Effective Date. Employee acknowledges and agrees to comply with the Company’s written policies and procedures during the Employment Period.

(b)     Time and Attention. Employee will serve as Executive Chairman of the Company excluding any periods of vacation and sick leave to which Employee is entitled, Employee agrees to devote Employee’s entire working time, energy, and skill to the business and affairs of the Company and, to the extent necessary to discharge the responsibilities assigned to Employee hereunder, to use Employee’s reasonable best efforts to perform faithfully and efficiently such responsibilities; provided, however, that these obligations shall not prohibit Employee from (i) as approved by the Board, serving on civic or charitable board or committees, or (ii) managing personal investments, so long as such activities do not materially interfere with the performance of Employee’s responsibilities to the Company, its subsidiaries and affiliates, or violate the Company’s conflict of interest policies. During the Employment Period, Employee shall (i) disclose to the Company any business opportunity that comes to Employee’s attention and that relates to the business of the Company or otherwise arises as a result of Employee’s employment and (ii) not take advantage of or otherwise divert such opportunity for Employee’s own benefit or that of any other person or entity without prior written consent of the Company.

(c)     Avoidance of Conflicting Obligations. Employee hereby acknowledges, agrees and represents that Employee’s execution of this Agreement and performance of employment-related obligations and duties for the Company will not cause any breach, default, or violation of any other employment, non-disclosure, confidentiality, non-competition, or other agreement to which Employee may be a party or otherwise be bound. Moreover, Employee hereby agrees that Employee will not use in the performance of his or her employment-related obligations and duties for the Company or otherwise disclose to the Company any trade secrets or confidential information of any person or entity (including any former employer) if and to the extent such use or disclosure may cause a breach or violation of any obligation or duty owed by Employee to such employer, person, or entity under any agreement or applicable law.

(d)     Other Activities. During the Employment Period, other than as set forth in paragraph (b) of this Section 2, Employee will not, without the prior written consent of the Company, directly or indirectly other than in the performance of his duties hereunder, render services of a business, professional or commercial nature to any other person or firm, whether for compensation or otherwise.

3.	COMPENSATION.

(a)     Compensation. For all services which Employee renders to the Company or any of its subsidiaries or affiliates during the Employment Period, the Company agrees to pay Employee the salary, cash incentive and equity compensation as set by the Board, subject to the following:

(i)     Base Salary. From October 1, 2015 to no later than the date of a Qualified Financing (as defined below) Employee’s monthly salary shall be $32,000 per month which equals an annual rate of $384,000 (the “Base Salary”). Notwithstanding the foregoing, from October 1, 2015 until no later than the date of a Qualified Financing, Employee will be paid $7,500 per month in cash and $24,500 per month will be accrued. The total number of months between October 1, 2015 and a Qualified Financing will be multiplied by $24,500 and paid to the Employee in a lump sum in the first payroll after a Qualified Financing has been completed. Employee’s Base Salary shall be reviewed annually by the Board, beginning with the year ending December 31, 2016, and the Base Salary for each such year during the Employment Period shall be determined by the Board, which may authorize an increase in Employee’s Base Salary for such year. In no event may Employee’s Base Salary be reduced below its then-current level at any time during the Employment Period other than with Employee’s consent or pursuant to a general wage reduction in respect of substantially all of the Company’s executive officers, in which event Employee’s Base Salary may only be reduced to the same extent and up to the same percentage amount as the base salaries of other executive officers are reduced. Employee’s Base Salary shall be paid in accordance with the Company’s normal periodic payroll practices.

(ii)     Cash Bonus. Commencing January 1, 2016, Employee will be eligible for an annual cash bonus with a target bonus amount equal to no less than 45% of Base Salary to be paid in a single lump sum with the first payroll following the approval of the Audited Financial statement by the Audit Committee of the Board of Directors (the “Cash Bonus”). The target Cash Bonus is subject to achievement of annual bonus metrics set by the Board from year to year and represents a bonus target percentage which may be earned subject to Employee’s continued employment with the Company through the end of the applicable Cash Bonus period and achievement of corporate/Board objectives set by the Board. Employee’s target Cash Bonus percentage shall be reviewed annually by the Board, beginning with the year ending December 31, 2016, and the target Cash Bonus percentage for each such year shall be determined by the Board, which may authorize an increase in Employee’s target Cash Bonus percentage for such year. In no event may Employee’s target Cash Bonus percentage be reduced below its then-current level at any time during the Employment Period other than with Employee’s consent or pursuant to a general target bonus percentage reduction in respect of substantially all of the Company’s executive officers, in which event Employee’s target Cash Bonus percentage may only be reduced to the same extent and up to the same percentage amount as the target bonus percentage of other executive officers are reduced.

(iii)     Other Compensation. Commencing with the calendar year beginning January 1, 2016, Employee shall be entitled to participate in annual long-term incentive opportunities as determined by the Board consistent with those provided to other Company executive officers and in accordance with the Company’s plans and applicable award agreements.

(b)  Expenses. The Company shall pay all reasonable expenses incurred by Employee that are directly related to performance of his responsibilities and duties for the Company hereunder. Employee shall submit to the Company statements that justify in reasonable detail all reasonable expenses so incurred. Subject to such audits as the Company may deem necessary, the Company shall reimburse Employee the full amount of any such expenses advanced by Employee. Reimbursable expenses shall also include a standard car mileage allowance. All expenses eligible for reimbursements in connection with Employee’s employment must be incurred by Employee while employed by the Company and must be in accordance with the Company’s expense reimbursement policies. The amount of reimbursable expenses incurred in one taxable year shall not affect the expenses eligible for reimbursement in any other taxable year. Each category of reimbursement shall be paid as according to the Company’s standard expense reimbursement policy, typically at the end of the month of submission, but in no event shall any such reimbursement be paid after the last day of Employee’s taxable year following the taxable year in which the expense was incurred. No right to reimbursement is subject to liquidation or exchange for other benefits.

(c)  Benefits. Employee will be entitled to participate in each employee benefit plan and program of the Company to the extent that Employee meets the eligibility requirements for such employee benefit plan or program. Employee shall pay any contributions which are generally required of employees to receive any such benefits. The Company provides no assurance as to the adoption or continuance of any particular employee benefit plan or program, and Employee’s participation in any such plan or program shall be subject to the provisions, rules and regulations applicable thereto. If there is any waiting period for participation by Employee or his covered dependents in any of the health, dental or vision benefit plans, the Company will pay the excess of Employee’s health, dental and/or vision premiums incurred during such waiting period over the amount he otherwise would pay under Company plans. To the extent the Company makes directors’ and officers’ liability insurance available to the directors, it will also make it available to Employee on the same terms as other directors. Employee shall receive four (4) weeks paid vacation annually; provided, however, that vacations not taken during any calendar year shall not be carried over to a subsequent year. Upon the Date of Termination, Employee shall be paid at a rate per day equal to Employee’s Base Salary then in effect divided by 260 for all current and previously accumulated vacation days not taken during the calendar year in which the Date of Termination occurs, with such payment to be made within thirty (30) days following the Date of Termination. Such amount shall be deemed a payment obligation accruing through the Date of Termination for purposes of Section 5.

4.	TERMINATION.

(a)     Cause. The Company may terminate Employee’s employment during the Employment Period for Cause. For purposes of this Agreement, “Cause” shall mean:

(i)	An intentional act of fraud, embezzlement, theft or any material violation of law that occurs during or in the course of the Employment Period;

(ii)	Intentional damage by Employee to the Company’s assets;

(iii)	Intentional disclosure by Employee of the Company’s confidential information contrary to Company policies;

(iv)	Material breach of Employee’s obligations under this Agreement;

(v)	Intentional engagement by Employee in any activity which would constitute a breach of Employee’s duty of loyalty or Employee’s assigned duties;

(vi)	Intentional breach by Employee of any of the Company’s policies and procedures;

(vii)	The willful and continued failure by Employee to perform Employee’s assigned duties (other than as a result of incapacity due to physical or mental illness); or

(viii)	Employee is or has been prevented from performing any duties contemplated by this Agreement by reason of any agreement with any third party to which Employee is a party or is bound, or

(ix)	Willful conduct by Employee that is demonstrably and materially injurious to the Company, monetarily or otherwise.

For purposes of this provision, no act, or failure to act, on the part of Employee shall be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that Employee’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of the Company.

(b)     Good Reason. Employee may terminate Employee’s employment during the Employment Period for Good Reason.

(i)     For purposes of this Agreement, “Good Reason” shall mean the assignment to Employee, without Employee’s consent, of any duties materially inconsistent with Employee’s position (including changes in status, offices, or titles and any change in Employee’s reporting requirements), authority, duties or responsibilities as contemplated by Section 2(a), the Company requiring Employee to relocate employee’s primary work location by more than fifty (50) miles, any other action by the Company which results in a material diminution in such position, authority, duties, responsibilities or aggregate Base Salary and Cash Bonus or the Company’s material breach of its obligations to Employee under this Agreement (each an “Event” for purposes of this paragraph).

(ii)     Employee must notify the Company in writing of any Event that constitutes Good Reason within ninety (90) days following Employee’s initial knowledge of the existence of such Event (or, if earlier, within ninety (90) days following the date upon which Employee should reasonably have been expected to have knowledge of such Event) or such Event shall not constitute Good Reason under this Agreement. Employee must provide at least thirty (30) days prior written notification of his intention to terminate his employment for Good Reason and the Company shall have thirty (30) days from the date of receipt of such notice to effect a cure of the condition constituting Good Reason, and, upon cure thereof by the Company, such Event shall no longer constitute Good Reason.

(c)     Notice of Termination. Any termination by either party for any reason, including any termination by the Company for Cause, or by Employee for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 13(c). For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Employee’s employment under the provision so indicated and (iii) specifies the Date of Termination (which date shall not be more than thirty (30) days after the giving of such notice; provided, however, that if Employee is terminating for Good Reason such date shall be not less than thirty (30) days nor more than forty-five (45) days after giving such notice. The inadvertent failure by Employee or the Company to set forth in the Notice of Termination a particular fact or circumstance which contributes to a showing of Good Reason or Cause shall not waive any right of Employee or the Company, respectively, hereunder or preclude Employee or the Company, respectively, from asserting such fact or circumstance in enforcing Employee’s or the Company’s rights hereunder.

(d)     Date of Termination. “Date of Termination” means the date of receipt of the Notice of Termination, or any later date specified therein, as the case may be. The Company and Employee shall take all steps necessary (including with regard to any post-termination services by Employee) to ensure that any termination of employment described in this Section 4 constitutes a “separation from service” within the meaning of Code Section 409A, and notwithstanding anything contained herein to the contrary, the date on which the separation from service takes place shall be the “Date of Termination.” Notwithstanding the foregoing, the Date of Termination may be accelerated by the party who receives Notice of Termination by providing to the other party written notice of acceleration, including the accelerated Date of Termination, within thirty (30) days of receipt of the Notice of Termination.

5.	OBLIGATIONS OF COMPANY UPON TERMINATION.

(a)     Cause; Without Good Reason. If Employee’s employment is terminated by the Company for Cause or by Employee without Good Reason, the Employment Period shall terminate without further obligation to Employee other than Base Salary and accrued unused vacation through the Date of Termination paid on the Company’s normal payroll payment date.

(b)     Disability or Death. If the Employment Period is terminated due to the death or Permanent Disability of Employee, Employee (or his estate or legal representative) shall be entitled solely to the following: (i) Base Salary and accrued unused vacation through the Date of Termination (paid on the Company’s normal payroll payment date), (ii) payment of the annual cash bonus (as described in Section 3(a)(ii)) of this Agreement that Employee otherwise would have earned but for such termination of employment for the performance period in which Employee’s Date of Termination occurs, based on actual performance for the entire performance period, and payable no later than the end of the year in which the Permanent Disability or death occurs, provided that it shall be subject to a pro-rata reduction for the portion of the performance period following the Date of Termination, and (iii) in the case of a termination due to Permanent Disability, and subject to Employee being eligible for and taking all steps necessary to continue Employee’s group health insurance coverage with the Company following the Date of Termination, continued participation, at the Company’s expense, in the Company’s group health plans for Employee and his covered dependents through the earliest of: (x) the eighteen (18) month anniversary of the Date of Termination, (y) the date Employee becomes eligible for group health insurance coverage from any other employer, or (z) the date Employee is no longer eligible to continue Employee’s group health insurance coverage with the Company under applicable law. As used herein “Permanent Disability” shall mean and include Employee’s incapacity due to physical or mental illness or disability to timely perform his duties under this Agreement, as reasonably determined by the Board, for a period of six (6) or more months. Permanent Disability also includes Employee becoming permanently disabled within the meaning of any long-term disability plan of the Company applicable to Employee, and Employee commences to receive benefits under such plan. Termination of the Employment Period under this Section 5(b) shall not constitute a termination by the Company other than for Cause or by Employee for Good Reason.

(c)     Other Than for Cause; Good Reason. Except as otherwise provided in Section 6(a), if (i) the Company terminates Employee’s employment other than for Cause or (ii) Employee terminates employment for Good Reason, then the Employment Period shall terminate without further obligation to Employee other than the Company’s obligation to pay to Employee (or, in the case of his death, to his estate or legal representatives) any sums due to Employee through the Date of Termination and, subject to Employee satisfying the waiver and release condition identified in Section 13(d) and not violating the Protective Covenants, the Severance Payment and Benefits Continuation Payments. Such payments shall be subject to the Company’s normal payroll and withholding requirements.

(d)     Severance Payment and Benefits Continuation Payments. Subject to Employee satisfying the waiver and release condition identified in Section 13(d), the “Severance Payment” shall be equal to the aggregate of Employee’s annual Base Salary plus an amount equal to a prorated portion of Employee’s Cash Bonus target for the year in which the Date of Termination occurs, with such prorated amount determined by multiplying Employee’s Cash Bonus target for the year in which the Date of Termination occurs by a fraction, the numerator of which is the number of full months during such year in which Employee was employed and the denominator of which is twelve (12). In addition, subject to Employee satisfying the waiver and release condition identified in Section 13(d) not violating the Protective Covenants, and Employee being eligible for and taking all steps necessary to continue Employee’s group health insurance coverage with the Company following the Date of Termination, Employee will receive continued participation, at the Company’s expense, in the Company’s group health plans for Employee and his covered dependents through the earliest of: (x) the eighteen (18) month anniversary of the Date of Termination, (y) the date Employee becomes eligible for group health insurance coverage from any other employer, or (z) the date Employee is no longer eligible to continue Employee’s group health insurance coverage with the Company under applicable law (the “Benefits Continuation Payments”).

(e)      Timing of Severance Payment.

(i)     Timing of Severance Payment. The Severance Payment shall be payable to Employee (or, in the event of death, to his estate or legal representative) in cash by the Company over a period of twelve (12) consecutive months, in equal monthly installments subject to the Company’s normal payroll policies commencing on the first regular payroll date that occurs after Employee’s Date of Termination; provided, however, that any installments that otherwise would be payable on the Company’s regular payroll dates between the Date of Termination and the fortieth (40th) calendar day after the Date of Termination will be delayed until the Company’s first regular payroll date that is more than forty (40) days after the Date of Termination and included with the installment payable on such payroll date.

(ii)     Distribution Rules. The following rules shall apply with respect to the distribution of payments and benefits, if any, to be provided to Employee under this Section 5 and Section 6, as applicable:

(A)     Notwithstanding anything to the contrary contained herein, no payments shall be made to Employee upon Employee’s termination of employment from the Company under this Agreement unless such termination of employment is a “separation from service” under Code Section 409A. The determination of whether and when a “separation from service” has occurred shall be made in a manner consistent with and based on the presumptions set forth in Treasury Regulations Section 1.409A-1(h). If, as of the date of the “separation from service” of Employee from the Company, Employee is not a Specified Employee (as defined in Section 5(e)(iii)), then the payments shall be made on the dates and terms set forth in Section 5(e)(i).

(B)     If, as of the date of the “separation from service” of Employee from the Company, Employee is a Specified Employee, then any portion of the payments that is a payment of deferred compensation as determined under Code Section 409A (after taking into account the exemption rules for short-term deferrals under Treasury Regulations Section 1.409A-1(b)(4) and separation payments under Treasury Regulations Section 1.409A-1(b)(9)(iii)) and that would, absent this subsection, be paid within the six-month period following the separation from service of Employee from the Company shall not be paid until the date that is six (6) months and one (1) day after such separation from service (or, if earlier, Employee’s death).

(iii)     Specified Employee. As used herein, the term “Specified Employee” means a “specified employee” (as defined in Code Section 409A(a)(2)(B)(i)). By way of clarification, “specified employee” means a “key employee” (as defined in Section 416(i) of the Code, disregarding Section 416(i)(5) of the Code) of the Company. Employee shall be treated as a “key employee” if Employee meets the requirement of Section 416(i)(1)(A)(i), (ii) or (iii) of the Code at any time during the twelve (12) month period ending on an “identification date.” If Employee is a “key employee” as of an identification date, he shall be treated as a Specified Employee for the twelve (12) month period beginning on the first day of the fourth month following such identification date. For purposes of any Specified Employee determination hereunder, the “identification date” shall mean the last day of the calendar year.

6.	CHANGE OF CONTROL TERMINATION PAYMENT.

(a)     Triggering Event. In consideration and recognition of Employee’s employment and his contribution to protecting and enhancing shareholder value in any future sale of the Company that may occur, the Company agrees to pay to Employee a change of control termination payment as specified below (the “Change of Control Termination Payment”). The Change of Control Termination Payment shall be in addition to amounts otherwise payable pursuant to Section 3 through the Date of Termination but in lieu of any Severance Payments or Benefits Continuation Payments otherwise due under Section 5, shall be subject to Employee satisfying the waiver and release condition identified in Section 13(d) and Employee not violating the Protective Covenants, and shall be earned upon the earlier of (i) the termination of Employee’s employment with the Company at any time within two (2) years following a Change of Control (as defined below) (A) by the Company for any reason other than Cause or (B) by Employee for Good Reason or (ii) upon the occurrence of a Change of Control, if Employee’s employment with the Company was terminated within six (6) months prior to the Change of Control, either by (A) the Company for any reason other than Cause or (B) by Employee for Good Reason (the earlier of (i) or (ii) above being referred to as the “Triggering Event”).

(b)     Amount. The amount of the Change of Control Termination Payment shall be equal to one (1.0) times the sum of Employee’s annual Base Salary as of the Date of Termination plus Employee’s Cash Bonus target for the year in which the Date of Termination occurs.

(c)     Payment; Medical Coverage; Vesting. Subject to Employee satisfying the waiver and release condition identified in Section 13(d) and not violating the Protective Covenants, the Change of Control Termination Payment shall be paid in a single cash lump sum payment to Employee (or, in the event of death, to his estate or legal representative) not later than forty (40) days after the Triggering Event. Such payment shall be in addition to sums due to Employee through the Date of Termination, shall be subject to normal withholding requirements of the Company and shall be in lieu of Severance Payments or Benefits Continuation Payments that may otherwise be due under Section 5. In addition, all unvested Equity Compensation and any additional unvested equity, including, but not necessarily limited to stock options and/or restricted stock units awarded to Employee shall immediately vest as of the Triggering Event. In addition, subject to Employee satisfying the waiver and release condition identified in Section 13(d) and not violating the Protective Covenants and Employee being eligible for and taking all steps necessary to continue Employee’s group health insurance coverage with the Company following the Date of Termination, Employee will receive the Benefits Continuation Payments.

(d)     Change of Control Defined. For the purposes of this Agreement, the term “Change of Control” means a change in the ownership or effective control of, or in the ownership of a substantial portion of the assets of, the Company, to the extent consistent with Code Section 409A and any regulatory or other interpretive authority promulgated thereunder, as described in paragraphs (i) through (iv) below.

(i)     Change in Ownership of Company. A change in the ownership of the Company will be deemed to have occurred on the date that any one person, or more than one person acting as a group (within the meaning of paragraph (iv) below) other than a group of which Employee is a member, acquires ownership of the Company stock that, together with the Company stock held by such person or group, constitutes more than 50% of the voting power of the stock of the Company: provided, however that for purposes of this Section 6(d)(i), no Change of Control may be deemed to have occurred (A) as a result of any transaction(s) completed on or before October 1, 2015 or (B) pursuant to the acquisition of ownership of the Company’s stock by a person owning more than 5% of Company stock as of September 5, 2015.

(A)     If any one person or more than one person acting as a group (within the meaning of paragraph (iv) below), other than a group of which Employee is a member, is considered to own more than 50% of the total voting power of the stock of the Company, the acquisition of additional Company stock by such person or persons shall not be considered to cause a change in the ownership of the Company or to cause a change in the effective control of the Company (within the meaning of paragraph (ii) below).

(B)     An increase in the percentage of Company stock owned by any one person, or persons acting as a group (within the meaning of paragraph (iv) below), as a result of a transaction in which the Company acquires its stock in exchange for property, shall be treated as an acquisition of stock for purposes of this paragraph (i).

(C)     Except as provided in (B) above, the provisions of this paragraph (i) shall apply only to the transfer or issuance of Company stock if such stock remains outstanding after such transfer or issuance.

(ii)           Change in Effective Control of Company.

(A)     A change in the effective control of the Company shall occur on the date that either of (1) or (2) below occurs:

(1)     Any one person, or more than one person acting as a group (within the meaning of paragraph (iv) below), acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the Company possessing 30% or more of the total voting power of the stock of the Company: provided, however, that for purposes of this Section 6(d)(ii), no Change of Control may be deemed to have occurred (A) as a result of any transaction(s) completed on or before October 1, 2015 or (B) pursuant to the acquisition of ownership of Company stock by a person owning more than 5% of the Company’s stock as of September 5, 2015, or

(2)     A majority of members of the Board are replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the Board prior to the date of such appointment or election.

(B)A change in effective control of the Company also may occur with respect to any transaction in which either the Company or the other entity involved in a transaction experiences a Change of Control event described in paragraphs (i) or (iii).

(C)     If any one person, or more than one person acting as a group (within the meaning of paragraph (iv) below), is considered to effectively control the Company (within the meaning of this paragraph (ii)), the acquisition of additional control of the Company by the same person or persons shall not be considered to cause a change in the effective control of the Company (or to cause a change in the ownership of the Company within the meaning of paragraph (i)).

(iii)     Change in Ownership of a Substantial Portion of Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets shall occur on the date that any one person, or more than one person acting as a group (within the meaning of paragraph (iv) below), other than a group of which Employee is a member, acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value (within the meaning of paragraph (iii)(B)) equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

(A)     A transfer of the Company’s assets shall not be treated as a change in the ownership of such assets if the assets are transferred to one or more of the following:

(1)     A shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to Company stock;

(2)     An entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company;

(3)     A person, or more than one person acting as a group (within the meaning of paragraph (iv) below), that owns, directly or indirectly, 50% or more of the total value or voting power of all of the outstanding stock of the Company; or

(4)     An entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a person described in paragraph (iii)(A)(3).

For purposes of this paragraph (iii)(A), and except as otherwise provided, a person’s status is determined immediately after the transfer of assets.

(B)     For purposes of this paragraph (iii), gross fair market value means the value of all the Company’s assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

(iv)     Group Definition. For the purposes of this Section 6, persons shall be considered to be acting as a group if they are owners of an entity that enters into a merger, consolidation, purchase, or acquisition of assets, or similar business transaction with the Company. If a person, including an entity shareholder, owns stock in the Company and another entity with which the Company enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction, such person shall be considered to be acting as a group with the other owners of equity interests in an entity only to the extent of the ownership in that entity prior to the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. Persons shall not be considered to be acting as a group solely because they purchase or own stock of the Company at the same time, or as a result of the same public offering of Company stock.

7.	PARACHUTE PAYMENT CUT-BACK.

(a)     Safe Harbor. Notwithstanding anything to the contrary contained herein, the Company will not pay to Employee any excise tax gross up pursuant to this Agreement or any other agreement between Employee and the Company. Further notwithstanding anything to the contrary contained herein, the Company shall reduce any payment contingent on a Change of Control pursuant to any plan, agreement, or arrangement of the Company that would be considered in determining whether a “parachute payment” (as defined in Section 280G (“Section 280G”) of the Code), has occurred (“Change of Control Severance Payment”) to 2.99 times Employee’s average compensation, as indicated on such Employee’s Form W-2, for the five (5) years ending immediately prior to the year containing the date of the Change of Control (the “Safe Harbor Amount”) if, and only if, reducing the Change of Control Severance Payment would provide Employee with a greater net after-tax Change of Control Severance Payment than would be the case if no such reduction took place. The Safe Harbor Amount, as defined herein, is an amount expressed in present value which maximizes the aggregate present value of the Change of Control Severance Payment without causing the Change of Control Severance Payment to be subject to the excise tax under Section 4999 (and related Section 280G) of the Code (the “Excise Tax”), determined in accordance with Section 280G(d)(4). Any reduction in the Change of Control Severance Payment shall be implemented in accordance with Section 7(b).

(b)	Implementation Rules.

(i)     Reduction. Any reduction in payments pursuant to Section 7(a) shall apply to cash payments and/or vesting of equity awards so as to minimize the amount of compensation that is reduced (i.e., it applies to payments or vesting that to the greatest extent represent parachute payments), with the amount of compensation based on vesting to be based on all facts and circumstances as of the date of such vesting; provided, however, the reduction shall first be applied to cash payments and only applied to equity awards thereafter, such that equity awards are only reduced to the extent absolutely necessary; further, provided, however, no reduction shall be applied to an amount that constitutes a deferral of compensation under Code Section 409A except for amounts that have become payable at the time of the reduction and as to which the reduction will not result in a non-reduction in a corresponding amount that is a deferral of compensation under Code Section 409A that is not currently payable. In no event shall any reduction or cancellation of payments that constitute deferred compensation under Code Section 409A result in an impermissible change in the form or timing of such payments, or an impermissible acceleration or deferral of such payments, in violation of Code Section 409A.

(ii)     Excise Tax. For purposes of determining whether the Change of Control Severance Payment will be subject to the Excise Tax and the amount of such Excise Tax:

(A)     The Change of Control Severance Payment shall be treated as a “parachute payment” within the meaning of Section 280G(b)(2), and if it is an “excess parachute payment” within the meaning of Section 280G(b)(1), it shall be treated as subject to the Excise Tax, unless, and except to the extent that, in the written opinion of independent compensation consultants, counsel or auditors of nationally recognized standing (“Independent Advisors”) selected by the Company and reasonably acceptable to Employee, the Change of Control Severance Payment (in whole or in part) does not constitute a parachute payment, or such excess parachute payment (in whole or in part) represents reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) in excess of the base amount within the meaning of Section 280G(b)(3) or are otherwise not subject to the Excise Tax.

(B)     The value of any non-cash benefits or any deferred payment or benefit shall be determined by the Independent Advisors in accordance with the principles of Sections 280G(d)(3) and (4).

(iii)     Tax Rates. For purposes of determining reductions in compensation pursuant to this Section 7(b), if any, Employee will be deemed (A) to pay federal income taxes at the applicable rates of federal income taxation for the calendar year in which the compensation would be payable; and (B) to pay any applicable state and local income taxes at the applicable rates of taxation for the calendar year in which the compensation would be payable, taking into account any effect on federal income taxes from payment of state and local income taxes.

8.	NON-EXCLUSIVITY OF RIGHTS.

Nothing in this Agreement shall prevent or limit Employee’s continuing or future participation in any plan, program, policy or practice provided by the Company or any of its affiliated companies and for which Employee may qualify, nor, except as specifically set forth herein, shall anything herein limit or otherwise affect such rights as Employee may have under any contract or agreement with the Company or any of its affiliated companies. Amounts which are vested benefits or which Employee is otherwise entitled to receive under any plan, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

9.	FULL SETTLEMENT.

In no event shall Employee be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Employee under any of the provisions of this Agreement, and such amounts shall not be reduced whether or not Employee obtains other employment. The Company agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses which Employee may reasonably incur as a result of any contest or dispute by the Company or Employee with respect to liability under, or the interpretation of the validity or enforceability of, any provision of this Agreement, but only in the event and to the extent that (i) Employee receives a final, non-appealable judgment in his favor in any such action or receives a final judgment in his favor that has not been appealed by the Company within thirty (30) days of the date of the judgment; or (ii) the Parties agree to dismiss any such action upon the Company’s payment of the sums allegedly due Employee or performance of the covenants by the Company allegedly breached by it.

10.	PROTECTIVE COVENANTS

(a)     Confidential Information. Employee and the Company are Parties to one or more separate agreements respecting confidential information, trade secrets, and inventions (collectively, the “IP Agreements”). The Parties agree that the IP Agreements shall not be superseded or terminated by this Agreement and shall survive any termination of this Agreement.

(b)     Non-Compete Commitment. During the term of this Agreement and for a period of one (1) year following the Date of Termination, regardless of the reason for the termination of Employee’s employment and whether such termination occurs at the initiative of Employee or the Company, Employee agrees that he will not accept any position as executive chairman or chief executive officer with, or provide comparable level executive consultation to any Competitive Business of the Company. As used herein, a “Competitive Business” is a business (including but not limited to a business started by Employee) that is in the business of providing activities, products or services that are competitive with those provided by the Company and that are of the type conducted, authorized, offered, or provided within one year prior to Employee’s Date of Termination.

(c)     Agreement Not to Solicit Employees. During the Employment Period and for a period of one (1) year following the Date of Termination, regardless of the reason for the termination of Employee’s employment and whether such termination occurs at the initiative of Employee or the Company, Employee covenants and agrees that Employee shall not (a) solicit, recruit, or hire (or attempt to solicit, recruit, or hire) or otherwise assist anyone in soliciting, recruiting, or hiring, any employee or independent contractor of the Company who performed work for the Company within the last year of Employee’s employment with the Company until that employee’s employment or that independent contractor’s engagement with the Company has been voluntarily or involuntarily terminated for at least six (6) months, or (b) otherwise encourage, solicit, or support any employee(s) or independent contractor(s) to leave their employment with the Company.

(d)     Non-Solicitation of Customers or Clients. During the Employment Period and for a period of one (1) year following the Date of Termination, regardless of the reason for the termination of Employee’s employment and whether such termination occurs at the initiative of Employee or the Company, Employee agrees not to solicit, directly or by assisting others, any business from any of the Company’s customers or clients, including actively sought prospective customers or clients, with whom Employee has had material contact during the one-year period prior to the termination of the Employment Period with the Company, for the purpose of providing products or services that are competitive with those provided by the Company. As used in this paragraph, “material contact” means the contact between Employee and each customer, client or vendor, or potential customer, client or vendor (i) with whom or which Employee dealt on behalf of the employer, (ii) whose dealings with the Company were coordinated or supervised by Employee, (iii) about whom Employee obtained confidential information in the ordinary course of business as a result of Employee’s association with the Company, or (iv) who receives products or services authorized by the Company, the sale or provision of which results or resulted in compensation, commissions, or earnings for Employee within one year prior to Employee’s Date of Termination.

(e)     Non-Disparagement. Employee agrees not to make disparaging remarks, or remarks that could reasonably be construed as disparaging, regarding the Company, its subsidiaries, their directors, officers, or employees, businesses or practices during the Employment Period and thereafter.

(f)     Certain Payment Obligations/Consideration. Employee agrees that the payment of any Severance Payment, Benefits Continuation Payments or Change of Control Termination Payment shall be subject to and expressly conditioned upon Employee’s compliance with the covenants set forth in paragraphs (a) through (e) of this Section 10 (collectively, the “Protective Covenants”). Payments of amounts owing under any Change of Control Termination Payment, Severance Payment or Benefits Continuation Payments obligation shall be conditioned upon Employee’s continued compliance with the Protective Covenants. Should Employee fail to comply with any of the Protective Covenants, the Company shall not be required to make the Change of Control Termination Payment, Severance Payment (or any portion thereof remaining unpaid) or Benefits Continuation Payments and Employee shall be required to repay any portion of the Change of Control Termination Payment, Severance Payment or Benefits Continuation Payments that Employee has already received from the Company. Employee acknowledges that the consideration for the Protective Covenants includes the employment granted and the salary and other compensation provided hereunder including, but not limited to, the covenants respecting a Severance Payment, Change of Control Termination Payment or Benefits Continuation Payments.

(g)     Specific Performance. Employee acknowledges that it would be difficult to calculate the Company’s damages from Employee’s breach of any of the Protective Covenants and that money damages (even including any repayments made pursuant to paragraph (f)) would therefore be an inadequate remedy. Accordingly, upon such breach, Employee acknowledges that the Company may seek and shall be entitled to temporary, preliminary, and/or permanent injunctive relief against Employee, and/or other appropriate orders to restrain such breach. Nothing in this provision shall limit or prevent the Company from seeking any other damages or relief provided by applicable law for breach of this Agreement or any section or provision hereof. Employee agrees that the Company may obtain specific performance, and that the Company shall not be required to post bond in the event it is necessary for the Company to obtain temporary or preliminary injunctive relief, any bond requirement hereby being expressly waived by Employee.

(h)     Protective Covenant Enforceability. The Parties covenant and agree that the provisions contained in paragraphs (a) through (g) are reasonable and are not known or believed to be in violation of any federal, state, or local law, rule, or regulation. It is the reasonable intent and expectation of the Parties that these protective covenants shall be enforced in accordance with their terms. However, in the event a court of competent jurisdiction finds any provision herein (or subpart thereof) to be void or unenforceable, the Parties agree that the court shall modify the provision(s) (or subpart(s) thereof) to make the provision(s) (or subpart(s) thereof) and this Agreement valid and enforceable to the fullest extent permitted by applicable law. Any illegal or unenforceable provision (or subpart thereof), or any modification by any court, shall not affect the remainder of this Agreement, which shall continue at all times to be valid and enforceable in accordance with its terms.

11.	SUCCESSORS.

(a)     Successors in Interest. This Agreement is personal to Employee and, without the prior written consent of the Company, shall not be assignable by Employee otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Employee’s legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(b)     Assumption of Agreement. The Company will require any successor who acquires all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place. As used in this Agreement, the “Company” shall mean Sun BioPharma, Inc., as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

12.	COMPLIANCE WITH CODE SECTION 409A.

(a)     Compliance. All payments that may be made and benefits that may be provided pursuant to this Agreement are intended to comply with, or otherwise be exempt from, Code Section 409A and any regulations and Treasury guidance promulgated hereunder, and any ambiguities shall be interpreted in a manner consistent with the requirements of Code Section 409A. Further, notwithstanding anything to the contrary, all Severance and Change of Control Termination payments payable under the provisions of Section 5 or Section 6 shall be paid to Employee no later than the last day of the second calendar year following the calendar year in which the Date of Termination occurs. None of the payments under this Agreement are intended to result in the inclusion in Employee’s federal gross income of an amount on account of a failure under Section 409A(a)(1) of the Code.  The Parties intend to administer and interpret this Agreement to carry out such intentions.  Notwithstanding any other provision of this Agreement, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) in accordance with the following:

(i)     Each payment hereunder is intended to constitute a separate payment from each other payment for purposes of Treasury Regulations Section 1.409A-2(b)(2).

(ii)     Payments with respect to reimbursements of expenses or benefits or provision of fringe or other in-kind benefits shall be made on or before the last day of the calendar year following the calendar year in which the relevant expense or benefit is incurred.  The amount of expenses or benefits eligible for reimbursement, payment or provision during a calendar year shall not affect the expenses or benefits eligible for reimbursement, payment or provision in any other calendar year.

(b)     Amendments. The Company and Employee agree that they will execute any and all amendments to this Agreement as they mutually agree in good faith may be necessary to ensure compliance with Code Section 409A.

(c)     Tax Matters. The Company makes no representation or warranty as to the tax effect of any of the preceding provisions, and the provisions of this Agreement shall not be construed as a guarantee by the Company of any particular tax effect to Employee under this Agreement. Without limiting the foregoing, the Company shall not be liable to Employee or any other person for any payment made under this Agreement which is determined to result in the imposition of an excise tax, penalty or interest under Code Section 409A, nor for reporting in good faith any payment made under this Agreement as an amount includible in gross income under Code Section 409A.

13.	MISCELLANEOUS.

(a)     Governing Law; Interpretation; Severability. This Agreement shall be governed by the laws of the State of Minnesota without regard to the conflicts of laws provisions of that State or any other State. The Company hereby consents to, and waives any objection to, personal jurisdiction in any state or federal court sitting in Hennepin County, Minnesota, for the purpose of any action to enforce this Agreement or recover damages for the breach thereof. The Parties agree that any dispute arising from this Agreement, including but not limited to issues of breach, enforceability, or modification, shall be decided only in a state or federal court sitting in Hennepin County, Minnesota, which the Parties expressly agree shall be the exclusive venue for any such action.

(b)     Amendment; Validity. This Agreement may not be amended or modified otherwise than by a written agreement executed by the Parties hereto or their respective successors and legal representatives. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. The captions of this Agreement are not part of the provisions hereof and shall have no force and effect.

(c)     Notices. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, in either case, accompanied by a facsimile copy, addressed as follows:

If to Employee:

Michael T. Cullen, MD, MBA

918 Kings Crown Drive

Sanibel, Florida 33957

If to the Company:

Sun BioPharma, Inc.

712 Vista Blvd. #305

Waconia, MN 55387

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

(d)     Waiver and Release. Employee acknowledges and agrees that the Company requires, as a condition to receipt of any Severance Payment or Benefits Continuation Payments under Section 5 or any Change of Control Termination Payment or Benefits Continuation Payments under Section 6, that Employee (or a representative of his estate) execute a waiver and release discharging the Company, its subsidiaries, and their respective affiliates, and its and their officers, directors, managers, employees, agents and representatives and the heirs, predecessors, successors and assigns of all of the foregoing, from any and all claims, actions, causes of action or other liability, whether known or unknown, contingent or fixed, arising out of or in any way related to the benefits thereunder, including, without limitation, any claims under the this Agreement or other related instruments, other than the Company’s obligation to pay the consideration as provided in this Agreement. The waiver and release shall be in a form determined by the Company and acceptable to Employee and shall be executed prior to the expiration of the time periods provided for any first payment of such benefits.

(e)     Non-Waiver. The failure of the Company to insist upon or enforce strict performance of any provision of this Agreement or to exercise any rights or remedies thereunder will not be construed as a waiver by the Company to assert or rely upon any such provision, right, or remedy in that or any other instance.

(f)     Entire Agreement. This Agreement embodies the entire agreement between the Parties with respect to the subject matter addressed herein and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, that may relate to the subject matter hereof; provided, however, that nothing in this Agreement is intended to and does not modify, supersede or replace the IP Agreements, and documents adopted by the Board with respect to the Cash Bonus, any agreements or plans concerning any equity awards to Employee, or any agreements or other documents related to any employee benefit plans, each of which are to be in effect in accordance with their terms.

(g)     Survival. The covenants set forth in Sections 4, 5, 6, 7, 8, 9, 10, 11, 12 and 13 shall survive any termination of Employee’s employment or termination of the Employment Period.

(h)     Counterparts; Facsimile; Electronic Submission. This Agreement may be executed in one (1) or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one (1) of such counterparts. Executed signature pages to this Agreement may be delivered by facsimile or electronically, and such facsimiles or electronically submitted documents will be deemed as sufficient as if actual signature pages had been delivered.

[Signatures on following page]

IN WITNESS WHEREOF, Employee has hereunder set Employee’s hand and, pursuant to the authorization from the Board, the Company has caused this Agreement to be executed in its name on its behalf, each effective as of the day and year first above written.

Employee:

/s/ Michael T. Cullen
Michael T. Cullen.MD. MBA

The Company:

SUN BIOPHARMA, INC.

By:	/s/ D. R. Schemel
D. R. Schemel
Compensation Committee Chairman

[Signature Page to Employment Agreement]